Exhibit 10 (c)
Long-Term Management Incentive Compensation Plan

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LONG-TERM MANAGEMENT INCENTIVE COMPENSATION PLAN

EFFECTIVE OCTOBER 1, 1999

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TABLE OF CONTENTS

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TOPIC INDEX

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INTRODUCTION

This is a cash incentive compensation plan for selected senior officers of the Company. At the beginning of each three-year performance period, the participants will be assigned a target incentive award. To the extent that the designated goals are achieved, some multiple of the target award will be paid at the end of the performance period. Performance objectives and award opportunities will be determined and communicated to participants prior to the beginning of each performance period.

PURPOSE

The purposes of the long-term management incentive plan is be to:

- Focus the efforts of the senior executives on the quantitatively measured performance criteria that best measure the Company's long-term growth and efficient asset management.

- Encourage cooperation in achievement of the Company's goals.

- Help attract and retain outstanding management talent by providing long-term incentive opportunities consistent with those at Woodward's competitors.

- Reward the senior management team for excellent long-term results.

GOVERNANCE

The Board of Directors of the Company is responsible for the governance and administration of the long-term management incentive plan. Day-to-day administrative activities under the plan will be delegated to Woodward staff. The Board, based upon the recommendations of the Compensation Committee, will determine eligibility, award opportunities, the degree to which performance goals are attained, and the actual awards earned awards.

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PARTICIPATION

The initial participants in the plan are:

- Chief Executive Officer;
- Vice President of AES;
- Vice Presidents of ICG; and
- Vice President, Chief Financial Officer and Treasurer

In the future, if appropriate, other key executives may be nominated by the Chief Executive Officer and selected by the Compensation Committee for Board approval.

PERFORMANCE PERIOD

Generally, each performance period under the plan will last three consecutive fiscal years (e.g., October 1999 through September 2002). The Committee will, however, have the discretion to establish a longer or shorter performance period.

PERFORMANCE PERIOD FREQUENCY

At the Committee's discretion, a new performance period will start at the beginning of each fiscal year. However, to avoid a three-year delay before the first payout from the plan, both a two-year and a three-year performance period will begin as of the first year that the plan is in place (diagram below).

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DETERMINING AWARD OPPORTUNITIES

Target award sizes for each performance period will be determined as a function of each participant's annual base pay at the beginning of the performance period. They will take into account competitive practices for companies comparable to Woodward and the fact that the performance periods are of a three-year rolling nature rather than of a three-year back-to-back type. The award opportunities will be recommended by the Chief Executive Officer and established by the Committee prior to the beginning of each performance period.

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MAXIMUM AND THRESHOLD PAYOUTS

For each performance period, the Committee will establish maximum and minimum payout levels for each class of participant. The maximum and threshold payouts will be expressed as fixed percentages of the participant's target award opportunity. The threshold payout level is the percentage of a participant's target award that will be paid if threshold performance goals are met for the performance measures. No payout will be made if actual performance is below the threshold level. Suggested award sizes, reflecting competitive practice, are shown below.

	AS A PERCENT OF ANNUAL BASE PAY		
CATEGORY	THRESHOLD	TARGET	MAXIMUM
I Chief Executive Officer	25%	50%	100%
II Selected Vice President	20%	40%	80%

PERFORMANCE CRITERIA AND GOALS

For each performance period, the Chief Executive Officer will recommend and the Committee will determine:

- Performance goals that support the accomplishment of the Company's long-term strategy.
- Target, threshold, and maximum goals for each performance criterion. For each performance criterion:
    - The target performance goal will be that level of performance for which participants will receive their target award amounts;
    - The threshold performance goal will be that level of performance below which no award amounts will be earned; and
    - The maximum performance goal will be that level of performance for which participants will earn their maximum award level.

Initially, two financial performance measures will be used. They are:

- EARNINGS PER SHARE (EPS) = Net Earnings / Common Shares Outstanding
- RETURN ON INVESTED ASSETS (ROIA) = Net Earnings / Averaged Invested Assets (Includes Accounts Receivable, Inventory, Net Fixed Assets)

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Performance/Reward Structure

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EXAMPLE CHART

PAYOUT	3-YEAR AVERAGE EPS GROWTH RATES	ROIA
<S>	<C>	<C>
200%	25%	12%
150%	20%	11%
100%	15%	10%
50%	10%	9%
0%	6%	8%
WEIGHTING	50%	50%

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INSTEAD OF EQUALLY WEIGHTED PERFORMANCE CRITERIA, THEY COULD BE WEIGHTED IN A MANNER TO EMPHASIZE ONE CRITERION. FOR EXAMPLE THE PERFORMANCE/ REWARD RELATIONSHIP COULD PLACE A SLIGHTLY HEAVIER EMPHASIS ON ROIA (E.G., 60%). THE ACTUAL WEIGHTING OF THE PERFORMANCE CRITERIA AND ASSOCIATED PAYOUT PERCENTAGES WILL BE SET EACH YEAR BY THE COMPENSATION COMMITTEE.

ADJUSTMENT OF PERFORMANCE MEASURES AND GOALS

Performance criteria and goals will not be adjusted once established for a particular performance period. However, the next performance period may have different performance criteria and/or goals established for it if they more appropriately and fairly represent changed business and economic conditions. Such adjustments may be recommended by the Chief Executive Officer and will be determined by the Committee.

VESTING OF AWARDS

Awards under the plan will become fully vested as of the last day of each performance period. Participants whose employment is terminated for reasons other than death, disability, or retirement during a performance period will forfeit any rights to an award for any performance periods not yet completed, unless otherwise determined by the Committee in its sole discretion.

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TERMINATION OF EMPLOYMENT BY DEATH, DISABILITY, OR RETIREMENT

In the event of termination due to death, permanent and total disability, or retirement during a performance period, the participant will be entitled to a pro rata award for the performance periods then in effect, based on the number of months of participation, rounded to the nearest month, during those performance periods, divided by the number of months in the performance periods. The prorating may be further based on the progress toward the performance goals attained at the time of termination, as determined by the Committee. Prorated awards paid for this reason will be paid as soon as practicable following the end of the performance periods for which the awards were made.

PAYMENT OF AWARDS

Payment of awards will be made as soon as practicable after the Committee completes its assessment of performance and approves award payment. Awards will be paid in cash. At the election of the participant in accordance with the terms of the WOODWARD GOVERNOR COMPANY EXECUTIVE BENEFIT PLAN, all or a portion of a participant's award payment may be deferred.

ACCOUNTING EXPENSE

All grants made to participants under the plan will be fully charged to earnings throughout the performance period. A prorated portion of this expense will be accrued each quarter based upon the results to date and a reasonable estimate of the eventual payout.

EMPLOYEE TAX CONSIDERATIONS

Participants will incur no income tax liability at the beginning of the performance period. At the end of the performance period when the payment is made, each participant will realize ordinary income on the amounts paid. Participants may further defer paying income tax on the awarded amounts if they previously elected to defer all or a portion of their award in accordance with the terms of the WOODWARD GOVERNOR COMPANY EXECUTIVE BENEFIT PLAN. The payment, even if deferred, is subject to social security and Medicare taxes at the time of payment.

EMPLOYER TAX CONSIDERATIONS

No tax deduction is available to the Company until amounts are actually paid to the participants. If the participants elect to defer receipt of their payment, then the company is not allowed a deduction until the eventually distribution from the WOODWARD GOVERNOR COMPANY EXECUTIVE BENEFIT PLAN.